                                                                    Exhibit 20.2

                       INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Noodle Kidoodle, Inc.

   We have audited the accompanying consolidated balance sheets of Noodle Kidoodle, Inc. and Subsidiaries as of January 29, 2000 and January 30, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noodle Kidoodle, Inc. and Subsidiaries as of January 29, 2000 and January 30, 1999 and the results of their operations and cash flows for each of the years in the three year period ended January 29, 2000 in conformity with generally accepted accounting principles.

   As discussed in Note 12 to the Consolidated Financial Statements, the Company changed its method of accounting for start-up costs.

Janover Rubinroit, LLC

/s/ Janover Rubinroit, LLC

Garden City, New York
March 15, 2000

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

                        (In thousands except share data)

                                            January 29, January 30,  April 29,
                  ASSETS                       2000        1999        2000
                  ------                    ----------- ----------- -----------
                                                                    (Unaudited)
Current assets:
 Cash and cash equivalents.................   $   491     $10,188     $   541
 Merchandise inventories...................    33,610      21,074      34,470
 Prepaid expenses and other current
  assets...................................     3,244       3,780       3,093
 Deferred income taxes.....................     1,448         --        2,965
                                              -------     -------     -------
  Total current assets.....................    38,793      35,042      41,069
 Property, plant and equipment at cost.....    41,874      32,138      42,982
  Less accumulated depreciation............    12,943       9,238      14,051
                                              -------     -------     -------
                                               28,931      22,900      28,931
Other assets...............................
 Deferred income taxes.....................     4,992         --        4,992
 Other.....................................       166          20         163
                                              -------     -------     -------
                                                5,158          20       5,155
                                              -------     -------     -------
Total Assets...............................   $72,882     $57,962     $75,155
                                              =======     =======     =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
 Current maturities of long-term debt......   $ 4,019     $    21     $ 8,955
 Trade accounts payable....................     9,498       8,576      10,403
 Accrued expenses and taxes................     9,976       9,738       8,876
 Net liabilities of discontinued
  operations...............................       --        1,303         --
                                              -------     -------     -------
  Total current liabilities................    23,493      19,638      28,234
Long-term debt.............................       689         712         684
Deferred income taxes......................       --          --          --
Minority interest..........................       --          --          --
Commitments and contingencies..............       --          --          --
Stockholders' equity:
 Preferred stock-authorized 1,000,000
  shares, par value $.001 (none issued)....       --          --          --
 Common stock-authorized 15,000,000 shares,
  par value $.001; issued 8,506,901
  shares...................................         9           9           9
 Capital in excess of par value............    43,097      43,087      43,098
 Retained earnings (deficit)...............     9,291      (1,747)      6,815
                                              -------     -------     -------
                                               52,397      41,349      49,922
 Less treasury stock, at cost, 901,261,
  910,861 and 898,261 shares,
  respectively.............................     3,697       3,737       3,685
                                              -------     -------     -------
  Total stockholders' equity...............    48,700      37,612      46,237
                                              -------     -------     -------
Total Liabilities and Stockholders'
 Equity....................................   $72,882     $57,962     $75,155
                                              =======     =======     =======

    The accompanying notes are an integral part of the financial statements.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                        (In thousands except share data)

                               For the Fiscal Year Ended      Thirteen Weeks Ended
                          ----------------------------------- -----------------------
                          January 29, January 30, January 31,  April 29,    May 1,
                             2000        1999        1998        2000        1999
                          ----------- ----------- ----------- -----------  ----------
                                                                   (unaudited)
Net sales...............   $135,038    $107,886     $81,664    $   24,072  $   22,890
Costs and expenses:
 Cost of products sold
  including buying and
  warehousing costs.....     82,770      65,405      50,388        15,178      13,900
 Selling and
  administrative
  expenses..............     49,356      38,804      33,552        12,695      10,103
                           --------    --------     -------    ----------  ----------
                            132,126     104,209      83,940        27,873      24,003
                           --------    --------     -------    ----------  ----------
 Operating income
  (loss)................      2,912       3,677      (2,276)       (3,801)     (1,113)
Interest income.........        116         269         448             1          80
Interest expense........       (616)       (194)        (90)         (193)        (21)
                           --------    --------     -------    ----------  ----------
 Income (loss) from
  continuing operations
  before income taxes...      2,412       3,752      (1,918)       (3,993)     (1,054)
Income taxes (benefit)..     (7,271)        --          --         (1,517)        --
Minority interest.......        --          --          --            --          --
                           --------    --------     -------    ----------  ----------
 Income (loss) from
  continuing
  operations............      9,683       3,752      (1,918)       (2,476)     (1,054)
Gain on disposal of
 discontinued operation,
 net of income taxes of
 $950...................      1,550         --          --            --          --
                           --------    --------     -------    ----------  ----------
 Net income (loss)
  before cumulative
  effect of change in
  accounting principle..     11,233       3,752      (1,918)       (2,476)     (1,054)
Cumulative effect of
 change in accounting
 principle, net of
 income taxes (benefit)
 of $(119) and $0,
 respectively...........       (195)        --          --            --         (314)
                           --------    --------     -------    ----------  ----------
 Net income (loss)......   $ 11,038    $  3,752     $(1,918)   $   (2,476) $   (1,368)
                           ========    ========     =======    ==========  ==========
Basic income (loss) per
 share:
 Continuing operations..   $   1.27    $    .49     $  (.25)   $     (.33) $    (.14)
 Discontinued
  operations............        .20         --          --            --          --
 Cumulative effect of
  change in accounting
  principle.............       (.03)        --          --            --         (.04)
                           --------    --------     -------    ----------  ----------
                           $   1.45    $    .49     $  (.25)   $     (.33) $     (.18)
                           ========    ========     =======    ==========  ==========
Diluted income (loss)
 per share:
 Continuing operations..   $   1.25    $    .49     $  (.25)   $     (.33) $     (.14)
 Discontinued
  operations............        .20         --          --            --          --
 Cumulative effect of
  change in accounting
  principle.............       (.03)        --          --            --         (.04)
                           --------    --------     -------    ----------  ----------
                           $   1.42    $    .49     $  (.25)   $     (.33) $     (.18)
                           ========    ========     =======    ==========  ==========

    The accompanying notes are an integral part of the financial statements.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (In thousands)

                                                                  Treasury
                                                                    Stock
                             Common Stock  Capital in Retained    (at Cost)
                             ------------- Excess of  Earnings  -------------
                             Shares Amount Par Value  (Deficit) Shares Amount
                             ------ ------ ---------- --------- ------ ------
BALANCE, FEBRUARY 1, 1997... 8,504   $ 9    $43,063    $(3,581)  924   $3,792
 Net loss for the year......   --    --         --      (1,918)  --       --
                             -----   ---    -------    -------   ---   ------
BALANCE, JANUARY 31, 1998... 8,504     9     43,063     (5,499)  924    3,792
 Exercise of stock options..     3   --          24        --    (13)     (55)
 Net income for the year....   --    --         --       3,752   --       --
                             -----   ---    -------    -------   ---   ------
BALANCE, JANUARY 30, 1999... 8,507     9     43,087     (1,747)  911    3,737
 Exercise of stock options..   --    --          10        --    (10)     (40)
 Net income for the year....   --    --         --      11,038   --       --
                             -----   ---    -------    -------   ---   ------
BALANCE, JANUARY 29, 2000... 8,507     9     43,097      9,291   901    3,697
Thirteen weeks ended April
 29, 2000 (unaudited):
 Exercise of stock options..   --    --           1        --     (3)     (12)
 Net loss for the period....   --    --         --      (2,476)  --       --
                             -----   ---    -------    -------   ---   ------
BALANCE, APRIL 29, 2000..... 8,507   $ 9    $43,098    $ 6,815   898   $3,685
                             =====   ===    =======    =======   ===   ======

    The accompanying notes are an integral part of the financial statements.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                               Thirteen Weeks
                               For the Fiscal Year Ended            Ended
                          ----------------------------------- -----------------
                          January 29, January 30, January 31, April 29, May 1,
                             2000        1999        1998       2000     1999
                          ----------- ----------- ----------- --------- -------
                                                                 (Unaudited)
Continuing Operations:
Cash flows from
 operating activities:
 Net income (loss)
  before cumulative
  effect of change in
  accounting principle
  ......................   $  9,683     $ 3,752     $(1,918)   $(2,476) $(1,054)
 Adjustments to
  reconcile to net cash
  provided (used):
 Depreciation...........      3,787       2,932       2,490      1,108      817
 Deferred income taxes..     (6,440)        --          --      (1,517)     --
 Loss on disposal of
  fixtures and
  equipment.............         17         --          243        --       --
 Cumulative effect of
  accounting change.....       (195)        --          --         --      (314)
 Decrease (increase) in
  non-cash working
  capital accounts:
  Merchandise
   inventories..........    (12,536)     (4,253)        497       (860)  (4,827)
  Prepaid expenses and
   other current
   assets...............        536        (756)       (272)       151    1,930
  Trade accounts
   payable..............        922       2,528         999        905    2,661
  Accrued expenses and
   taxes................        238       2,012         634     (1,103)  (3,412)
  (Increase) decrease in
   other assets.........       (146)        --          --           3       (7)
                           --------     -------     -------    -------  -------
Net cash provided by
 (used in) continuing
 operations.............     (4,134)      6,215       2,673     (3,789)  (4,206)
                           --------     -------     -------    -------  -------
Discontinued Operations:
 Net gain from disposal
  of discontinued
  operating activities..      1,550         --          --         --       --
 Decrease (increase) in
  non-cash working
  capital accounts......     (1,303)        130      (1,252)       --       --
 Net cash provided by
  (used in) discontinued
  operations............        247         130      (1,252)       --        30
                           --------     -------     -------    -------  -------
 Net cash provided by
  (used in) operating
  activities............     (3,887)      6,345       1,421     (3,789) (4,176)
                           --------     -------     -------    -------  -------
Cash flows from
 investing activities:
 Property additions.....     (9,835)     (7,318)     (1,664)    (1,108)  (1,244)
 Other..................        --            3          27          3       (7)
                           --------     -------     -------    -------  -------
Net cash used in
 investing activities...     (9,835)     (7,315)     (1,637)    (1,105)  (1,251)
                           --------     -------     -------    -------  -------
Cash flows from
 financing activities:
 Proceeds from line of
  credit................     53,326         --          --      12,058      --
 Payments on line of
  credit................    (49,330)        --          --      (7,122)     --
 Maturities of long-term
  debt..................        (21)        (20)        (18)        (5)     (10)
 Exercise of employee
  options...............         50          79         --          13       41
                           --------     -------     -------    -------  -------
 Net cash provided by
  (used in) financing
  activities............      4,025          59         (18)     4,944       31
                           --------     -------     -------    -------  -------
 Net increase (decrease)
  in cash and cash
  equivalents...........     (9,697)       (911)       (234)        50   (5,396)
 Cash and cash
  equivalents--beginning
  of year...............     10,188      11,099      11,333        491   10,188
                           --------     -------     -------    -------  -------
 Cash and cash
  equivalents--end of
  year..................   $    491     $10,188     $11,099    $   541  $ 4,792
                           ========     =======     =======    =======  =======

Supplemental cash flow
 information:
 Net cash paid during
  the year for:
 Interest expense.......   $    617     $   195     $    91    $   193  $    21
                           --------     -------     -------    -------  -------
 Income taxes, net......        --          --          --         --       --
                           --------     -------     -------    -------  -------



    The accompanying notes are an integral part of the financial statements.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:

   The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Principles of consolidation

   The consolidated financial statements include the accounts of the parent company and all majority owned subsidiary and partnership companies. All significant intercompany balances and transactions are eliminated in consolidation. The Company and its subsidiaries are on a 52-53 week accounting period ending on the Saturday closest to January 31. The fiscal years for the financial statements presented all consist of 52 week periods.

   The Company has reported 100% of its majority owned partnership's loss for the year since the minority interest is limited to the extent of its equity capital. Should the losses reverse in subsequent years, the Company will be credited with the amount of minority interest losses previously absorbed before credit is made to the minority interest.

Interim Financial Statements

   The accompanying consolidated financial statements as of April 29, 2000 and for the 13 weeks ended May 1, 1999 and April 29, 2000 are unaudited and in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for those interim periods. The results of operations for the 13 weeks ended May 1, 1999 and April 29, 2000 are not necessarily indicative of the results to be expected for any other interim period or the full year.

Description of business

   The Company is in one business segment, a specialty retailer of a broad assortment of educationally oriented, creative and non-violent children's products, including toys, books, games, video and audio tapes, computer software, crafts, and other learning products, and follows the requirements of SFAS No. 131.

Revenue recognition

   Revenue is recognized at the point of sale to retail customers.

Cash and cash equivalents

   All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company places its temporary cash investments in high grade instruments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market.

Earnings per share

   Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Property, plant and equipment

   Plant and equipment is stated at cost and is depreciated on a straight-line basis over estimated useful lives. Repairs and maintenance are charged to expense as incurred; renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:--(continued)

   Leasehold improvements are amortized over the terms of the respective leases or over their useful lives, whichever is shorter. Useful lives of other plant and equipment vary among the classifications, but range for buildings and improvements from 10-40 years and for fixtures and equipment from 4-10 years.

Store Pre-opening Costs

   Pre-opening costs incurred at new store locations are charged to expense as incurred in accordance with AICPA statement of position 98-5.

Income taxes

   The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Fair value disclosures

   The carrying amounts of cash and cash equivalents, other current assets, accounts payable and other current liabilities approximates fair value because of the short term maturity of these instruments. The stated value of long-term debt, including current maturities, approximates fair value.

NOTE 2--DISCONTINUED OPERATIONS:

   During the third quarter of fiscal 2000, the Company adjusted the estimated gain on disposal of its discontinued wholesale operations recognized in fiscal 1996. The adjustment, resulting in an additional net gain on disposal of discontinued operations of $1,550 net of income taxes of $950, arose from the sale of the Company's leasehold interest in its former distribution center in Birmingham, Alabama and the finalization of liabilities related to its discontinued wholesale operations.

NOTE 3--PROPERTY, PLANT AND EQUIPMENT:

                                                                     Thirteen
                                             Fiscal Year Ended      Weeks Ended
                                         -------------------------- -----------
                                         January 29,  January 30,    April 29,
                                            2000          1999         2000
                                         ----------- -------------- -----------
                                                     (In thousands) (unaudited)
     Land...............................  $    272      $   272       $   272
     Building and improvements..........     1,986        1,896         2,003
     Fixtures and equipment.............    19,621       14,839        20,109
     Leasehold improvements.............    19,995       15,131        20,598
                                          --------      -------       -------
                                            41,874       32,138        42,982
     Less accumulated depreciation......   (12,943)      (9,238)      (14,051)
                                          --------      -------       -------
                                          $ 28,931      $22,900       $28,931
                                          ========      =======       =======

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 4--ACCRUED EXPENSES AND TAXES:

                                                                    Thirteen
                                              Fiscal Year Ended    Weeks Ended
                                           ----------------------- -----------
                                           January 29, January 30,  April 29,
                                              2000        1999        2000
                                           ----------- ----------- -----------
                                               (In thousands)      (unaudited)
     Payroll and related benefits.........   $1,372      $1,721      $1,159
     Rent and occupancy...................    2,600       2,051       2,935
     Insurance............................      193         226         133
     Advertising..........................    1,286       2,103         771
     Fixtures and equipment...............      256         302         155
     Other................................    4,269       3,335       3,723
                                             ------      ------      ------
                                             $9,976      $9,738      $8,876
                                             ======      ======      ======

NOTE 5--LONG-TERM DEBT:

   Long-term debt consists of the following:

                                                                    Thirteen
                                              Fiscal Year Ended    Weeks Ended
                                           ----------------------- -----------
                                           January 29, January 30,  April 29,
                                              2000        1999        2000
                                           ----------- ----------- -----------
                                               (In thousands)      (unaudited)
     Revolving credit facility............   $3,996      $  --       $8,932
     8% unsecured promissory note, due in
      quarterly installments through
      2016................................      712         733         707
                                             ------      ------      ------
                                              4,708         733       9,639
     Less current maturities..............    4,019          21       8,955
                                             ------      ------      ------
                                             $  689      $  712      $  684
                                             ======      ======      ======

   The Company has a revolving credit agreement which provides for maximum borrowings of up to $15 million until June 27, 2000. Borrowings may not exceed certain percentages of, and are collateralized by, inventories, receivables, and certain other assets. The agreement provides for an annual collateral management fee and a commitment fee on the unused portion of the commitment. Outstanding borrowings bear interest, at the option of the Company, based on the prime rate or LIBOR. Interest rates on borrowings ranged from 7.75% to 8.50% during the year and from 8.50% to 9.00% during the thirteen weeks ended April 29, 2000. The agreement contains certain covenants which among other items, limits the payment of cash dividends when borrowings under the agreement are outstanding.

   On May 17, 2000, the Company amended its revolving credit facility to extend the term until May 2003 and to increase the amount of available borrowings to $50 million.

   Annual maturities of long-term debt during the next five years are $8,955,000, $25,000, $27,000, $29,000 and $31,000.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 6--COMMITMENTS AND CONTINGENCIES:

   Minimum annual commitments under non-cancelable leases in effect at January 29, 2000 and April 29, 2000 are as follows (in thousands):

                                                         January 29,  April 29,
                                                            2000        2000
                                                         ----------- -----------
                                                                     (unaudited)
     2001...............................................  $ 14,821    $ 15,769
     2002...............................................    14,936      16,002
     2003...............................................    14,724      15,834
     2004...............................................    14,714      15,818
     2005...............................................    14,383      15,214
     Thereafter.........................................    51,419      56,290
                                                          --------    --------
                                                          $124,997    $134,927
                                                          ========    ========

   The Company and its subsidiaries are lessees of office and warehouse space, stores and transportation equipment under various leases. In addition to fixed rents and rentals based on sales, certain of the leases require the payment of taxes and other costs. Some leases include renewal options.

   Rental expense (income) for operating leases was as follows:

                                                                   Thirteen Weeks
                                       Fiscal Year Ended               Ended
                              ----------------------------------- ----------------
                              January 29, January 30, January 31, April 29, May 1,
                                 2000        1999        1998       2000     1999
                              ----------- ----------- ----------- --------- ------
                                        (In thousands)              (Unaudited)
     Minimum rentals.........   $10,310     $ 7,853     $6,979     $2,752   $2,133
     Taxes and other costs...     3,438       2,775      2,637        985      786
     Sublease rentals........      (133)        (73)       --         (39)     (24)
                                -------     -------     ------     ------   ------
                                $13,615     $10,555     $9,616     $3,698   $2,895
                                =======     =======     ======     ======   ======

Litigation

   The Company is not party to any legal proceedings other than claims and lawsuits arising in the normal course of its business which, in the opinion of the Company's management, are not individually or in the aggregate material to its business.

Employment agreements

   The Company has employment agreements with certain officers. Those agreements provide for minimum salary levels as well as for incentive bonuses which are payable if specified performance goals are attained.

NOTE 7--CAPITAL STOCK:

Preferred stock

   The Company has 1,000,000 authorized (none-issued) shares of preferred stock, par value $0.001, consisting of 440,000 shares of Series A Junior Participating Preferred reserved for use under the Stockholders' Rights Plan and the remainder for other unspecified purposes.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 7--CAPITAL STOCK:--(continued)

Stockholders' Rights Plan

   On March 11, 1998, the Board of Directors of the Company adopted a new Stockholder Rights Plan (the "Plan") to succeed the Stockholder Rights Plan that expired on May 15, 1998. Under the terms of the Plan, which expires on May 15, 2008, the Company declared a dividend of one preferred stock purchase right for every outstanding share of common stock to stockholders of record on May 15, 1998. The rights are exercisable, if not previously redeemed, under certain circumstances involving actual or potential acquisitions of 15% or more of the outstanding common stock of the Company. Each right represents a right to buy from the Company 1/100th of a share of Series A Junior Participating Stock, par value $.001, at a price of $25.00, subject to certain anti-dilution adjustments. The rights are redeemable by the Company at a redemption price of $.001 per right.

NOTE 8--STOCK OPTIONS:

Stock Incentive Plan

   The Company's Stock Incentive Plan (the "Plan") for key employees, directors and consultants provides for the granting of stock options, stock appreciation rights (SAR's), dividend equivalent rights, restricted stock, unrestricted stock and performance shares and is administered by the Compensation and Stock Option Committee (the "Committee") of the Board of Directors of the Company. The Plan provides for automatic increases in the number of shares available for issuance under the plan of 2% per year of the total outstanding shares of common stock at the end of the immediately preceding year. In no event may the sum of the number of shares subject to then outstanding awards under all of the Company's stock-based incentive plans ("Stock Plans") and the shares then available for future awards under the Stock Plans exceed 15% of the number of then outstanding shares of Common Stock, together with the shares subject to the then outstanding awards under the Stock Plans and the shares then available for future awards under the Stock Plans.

   Under the terms of the Plan, options granted may be either non-qualified or incentive stock options and the exercise price, determined by the Committee, shall be at least 75% (100% in the case of an incentive stock option) of the fair market value of a share on the date of grant. SAR's may be granted (subject to specified restrictions) in connection with all or any part of, or independently of, any option granted under the Plan. No SAR's, dividend equivalent rights, restricted stock, unrestricted stock or performance shares have been granted to date under the Plan. Options granted under the Plan are exercisable in installments; however, no options are exercisable within one year or later than ten years from the date of grant.

Stock option plan for outside directors

   The Company's Outside Directors Stock Option Plan reserves 125,000 shares of common stock for the issuance of stock options related to this plan. The Stock Option Plan for Outside Directors provides that upon the initial election to the Board, each eligible director is granted an option to purchase 5,000 shares of common stock and 6,000 shares each year thereafter at the fair market value on the date of grant. The options have a term of five years and become exercisable 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. The Outside Directors Stock Option Plan expired in April, 1999, and there will be no future grants under this plan.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 8--STOCK OPTIONS:--(continued)

   The following summary sets forth the activity under the Company's stock incentive plans:

                                                               Weighted Average
                                                      Shares    Exercise Price
                                                     --------  ----------------
   Outstanding at February 1, 1997..................  630,859       $5.81
    Granted.........................................  247,000        3.39
    Exercised.......................................      --          --
    Terminated...................................... (358,034)       5.36
                                                     --------
   Outstanding at January 31, 1998..................  519,825        4.97
    Granted.........................................  291,600        4.83
    Exercised.......................................  (16,400)       4.82
    Terminated......................................  (67,900)       5.26
                                                     --------
   Outstanding at January 30, 1999..................  727,125        4.92
    Granted.........................................  311,500        5.12
    Exercised.......................................   (9,600)       5.12
    Terminated......................................  (97,200)       5.77
                                                     --------
   Outstanding at January 29, 2000..................  931,825       $4.90
   Thirteen weeks ended April 29, 2000 (unaudited):
    Granted.........................................   13,000        4.25
    Exercised.......................................   (3,000)       4.88
    Terminated......................................       --          --
                                                     --------
   Outstanding at April 29, 2000 (unaudited)........  941,825       $4.90
                                                     ========
   Options exercisable at:
    April 29, 2000 (unaudited)......................  376,694        5.23
    January 29, 2000................................  358,944        5.16
    January 30, 1999................................  232,913        5.56
    January 31, 1998................................  141,406        6.01
   Available for grant at:
    April 29, 2000 (unaudited)......................  224,770
    January 29, 2000................................   85,657
    January 30, 1999................................  198,036
    January 31, 1998................................  128,800

   The following table summarizes information concerning currently outstanding and exercisable options:

           Outstanding Options                       Options Exercisable
 ---------------------------------------- -----------------------------------------
                             Weighted
 Range of                    Average         Weighted                   Weighted
 Exercise      Number       Remaining        Average       Number       Average
  Prices     Outstanding Contractual Life Exercise Price Exercisable Exercise Price
 --------    ----------- ---------------- -------------- ----------- --------------
January 29,
2000
$ 3.00 -
 $ 5.00        609,825         3.57           $4.07        161,693       $3.64
$ 5.01 -
 $10.00        317,000         3.20            6.39        192,251        6.23
$10.01 - Up      5,000         5.75           13.13          5,000       13.13
               -------                                     -------
               931,825                                     358,944
               =======                                     =======
April 29,
2000
(unaudited)
$ 3.00 -
 $ 5.00        619,825         3.37           $4.07        162,819       $3.61
$ 5.01 -
 $10.00        317,000         2.95            6.39        208,875        6.30
$10.01 - Up      5,000         5.50           13.13          5,000       13.13
               -------                                     -------
               941,825                                     376,694
               =======                                     =======

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 8--STOCK OPTIONS--(continued)

   The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting For Stock Based Compensation", and, accordingly, no compensation cost has been recognized for the stock option plans. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                      Fiscal Year Ended
                                             -----------------------------------
                                             January 29, January 30, January 31,
                                                2000        1999        1998
                                             ----------- ----------- -----------
     Expected life (years)..................       5           5           5
     Risk-free interest rate................    6.77%       4.55%        6.0%
     Expected volatility....................    53.8%       50.1%       44.7%
     Dividend yield.........................     0.0%        0.0%        0.0%

   Had compensation for options granted in Fiscal 2000, 1999 and 1998 been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would approximate the pro-forma amounts indicated below.

                                                     Fiscal Year Ended
                                            -----------------------------------
                                            January 29, January 30, January 30,
                                               2000        1999        1998
                                            ----------- ----------- -----------
                                             (In thousands except share data)
     Net income (loss).....................   $10,721     $3,546      $(2,042)
     Basic income (loss) per share.........      1.41        .47         (.27)
     Diluted income (loss) per share.......      1.38        .46         (.27)

   The effects of applying SFAS No. 123 in this pro-forma disclosure are not indicative of future effects. SFAS No. 123 does not apply to awards prior to Fiscal 1996, and additional awards in future years are anticipated.

   The weighted average fair value of options granted was $2.77, $2.27, and $1.61 for Fiscal 2000, 1999 and 1998 respectively.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 9--TAXES ON INCOME:

   Income taxes (benefit) consist of the following:

                                                                   Thirteen Weeks
                                       Fiscal Year Ended               Ended
                              ----------------------------------- ----------------
                              January 29, January 30, January 31, April 29, May 1,
                                 2000        1999        1998       2000     1999
                              ----------- ----------- ----------- --------- ------
                                        (In thousands)                (unaudited)
     Current:
       Federal...............   $    20      $ 100       $--       $   --    $--
       State and local.......       --         --         --           --     --
                                -------      -----       ----      -------   ----
                                     20        100        --           --     --
     Deferred................       (20)      (100)       --        (1,517)   --
                                -------      -----       ----      -------   ----
                                $   --       $ --        $--       $(1,517)  $--
                                =======      =====       ====      =======   ====
     Continuing operations...   $(7,271)     $ --        $--       $(1,517)  $--
     Discontinued opera-
      tions..................       950        --         --           --     --
     Cumulative effect of
      change in accounting
      principle..............      (119)       --         --           --     --
                                -------      -----       ----      -------   ----
                                $(6,440)     $ --        $--        (1,517)  $--
                                =======      =====       ====      =======   ====

   A reconciliation of the statutory federal income tax rate attributable to income (loss) from continuing operations to the effective income tax rate is as follows:

                                                                   Thirteen Weeks
                                       Fiscal Year Ended               Ended
                              ----------------------------------- ----------------
                              January 29, January 30, January 31, April 29, May 1,
                                 2000        1999        1998       2000     1999
                              ----------- ----------- ----------- --------- ------
                                        (In thousands)                (unaudited)
     Federal at statutory
      rates..................      34 %        34%        (34)%      (34)%   (34)%
     State and local taxes
      net of federal tax
      benefits...............       4           4          (4)        (4)     (4)
     Losses with no current
      tax benefit............     --          --           38        --       38
     Utilization of loss
      carryforwards..........     (38)        (38)        --         --      --
     (Decrease) increase in
      valuation allowance....    (301)        --          --         --      --
                                 ----         ---         ---        ---     ---
                                 (301)%       -- %        --  %      (38)%   --  %
                                 ====         ===         ===        ===     ===

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 9--TAXES ON INCOME--(continued)

   Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The components of deferred tax assets (liabilities) consist of the following:

                                                                     Thirteen
                                               Fiscal Year Ended    Weeks Ended
                                            ----------------------- -----------
                                            January 29, January 30,  April 29,
                                               2000        1999        2000
                                            ----------- ----------- -----------
                                                (In thousands)      (unaudited)
     Net operating loss carryforward.......   $6,042      $6,282      $7,559
     Capitalizable inventory costs.........      566         342         566
     Discontinued operations...............       --         711          --
     Allowance for doubtful accounts.......       --         485          --
     Restructured operations and other.....      487         680         487
                                              ------      ------      ------
       Gross deferred tax assets...........    7,095       8,500       8,612
                                              ------      ------      ------
     Depreciation..........................     (655)       (827)       (655)
                                              ------      ------      ------
       Gross deferred tax liabilities......     (655)       (827)       (655)
                                              ------      ------      ------
     Net deferred tax assets...............    6,440       7,673       7,957
     Valuation allowance...................       --      (7,673)         --
                                              ------      ------      ------
     Net tax assets........................   $6,440      $   --      $7,957
                                              ======      ======      ======

   Valuation allowances, primarily attributable to the Federal net operating loss carryforward, were established in fiscal 1996 through 1998 in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". The Company reversed $6,440 of the valuation allowance in the current fiscal year based on management's assessment that it is more likely than not that the net deferred tax assets will be realized through future taxable earnings.

   The Company has available net operating loss carryforwards of approximately $16.0 million which expire between 2011 and 2013 and alternative minimum tax credit carryovers of approximately $100 thousand which can be carried forward indefinitely.

NOTE 10--EMPLOYEE RETIREMENT PLANS:

   The Company has a 401-k savings plan designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company previously matched 10% of the first 4% of compensation contributed by the employee. Effective during fiscal year 2000, the Company's matching contribution increased to 25% of the first 5% of compensation contributed.

   The Company also has a non-qualified deferred compensation program which permits key employees to defer a portion of their compensation until their retirement.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 11--EARNINGS PER SHARE:

   The following table sets forth the computation of basic and diluted income
(loss) per share from continuing operations:

                                       Fiscal Year Ended          Thirteen weeks ending
                              ----------------------------------- -----------------------
                              January 29, January 30, January 31,  April 29,    May 1,
                                 2000        1999        1998        2000        1999
                              ----------- ----------- ----------- ------------ ----------
                               (In thousands except share data)        (unaudited)
   Numerator
    Net income (loss) from
     continuing operations--
     numerator for basic and
     diluted income (loss)
     per share..............    $9,683      $3,752      $(1,918)   $   (2,476) $   (1,054)
                                ------      ------      -------    ----------  ----------
   Denominator
    Denominator for basic
     income (loss) per
     share--weighted average
     shares.................     7,603       7,588        7,580         7,605       7,599
    Effect of dilutive
     securities--employee
     stock options..........       158         134            7           106         253
                                ------      ------      -------    ----------  ----------
     Denominator for diluted
      earnings per share--
      weighted average
      shares and dilutive
      potential common
      shares................     7,761       7,722        7,587         7,711       7,852
                                ------      ------      -------    ----------  ----------
   Income (loss) per share--
    continuing operations:
    Basic...................    $ 1.27      $  .49      $  (.25)   $     (.33) $     (.14)
                                ======      ======      =======    ==========  ==========
    Diluted.................    $ 1.25      $  .49      $  (.25)   $     (.33) $     (.14)
                                ======      ======      =======    ==========  ==========

   In accordance with SFAS No. 128, as a result of losses from continuing operations in fiscal 1998 and for the thirteen weeks ending April 29, 2000 and May 1, 1999, the inclusion of stock options were antidilutive and, therefore, were not utilized in the computation of diluted earnings per share.

NOTE 12--ACCOUNTING CHANGE:

   In the first quarter of fiscal 2000, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on The Costs of Start-Up Activities". The change involved expensing store pre-opening costs as incurred. Previously, the Company capitalized such costs and amortized them over the first twelve months of a store's operations.

                  NOODLE KIDOODLE, INC. AND SUBSIDIARIES

NOTE 13--INTERIM FINANCIAL DATA (UNAUDITED):

                                              First   Second    Third   Fourth
                                             Quarter  Quarter  Quarter  Quarter
                                             -------  -------  -------  -------
                                               (In thousands except share
                                                          data)
   Fiscal Year Ended January 29, 2000:
    Sales................................... $22,890  $20,795  $27,205  $64,148
    Gross profit............................   8,990    8,229   10,522   24,527
                                             -------  -------  -------  -------
    Net income (loss):
     Continuing operations..................  (1,054)  (3,339)  (2,996)  17,072
     Discontinued operations................     --       --     2,500     (950)
     Accounting change......................    (314)     --       --       119
                                             -------  -------  -------  -------
      Net income (loss)..................... $(1,368) $(3,339) $  (496) $16,241
    Basic income (loss) per share:
     Continuing operations.................. $  (.14) $  (.44) $  (.39) $  2.24
     Discontinued operation.................     --       --       .33     (.12)
     Accounting change......................    (.04)     --       --       .02
                                             -------  -------  -------  -------
      Net income (loss)..................... $  (.18) $  (.44) $  (.06) $  2.14
    Diluted income (loss) per share:
     Continuing operations.................. $  (.14) $  (.44) $  (.39) $  2.21
     Discontinued operations................     --       --       .33     (.12)
     Accounting change......................    (.04)     --       --       .01
                                             -------  -------  -------  -------
      Net income (loss)..................... $  (.18) $  (.44) $  (.06) $  2.10
    Weighted average shares:
     Basic..................................   7,599    7,604    7,604    7,605
     Assuming dilution......................   7,852    7,770    7,681    7,740
   Fiscal Year Ended January 30, 1999:
    Sales................................... $18,045  $18,431  $22,670  $48,740
    Gross profit............................   7,015    7,342    8,854   19,270
                                             -------  -------  -------  -------
    Net income (loss)....................... $(1,049) $(1,525) $(1,554) $ 7,880
   Net income (loss) per share:
    Basic................................... $  (.14) $  (.20) $  (.20) $  1.04
    Assuming dilution....................... $  (.14) $  (.20) $  (.20) $  1.00
   Weighted Average Shares:
    Basic...................................   7,580    7,587    7,592    7,594
    Assuming dilution.......................   7,670    7,699    7,661    7,860